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                                                                     Exhibit 8.3


                                             August 3, 1998


Board of Trustees
Cortland Savings Bank
1 North Main Street
Cortland, New York 13045

Board of Directors
CNY Financial Corporation
1 North Main Street
Cortland, New York 13045

Ladies and Gentlemen:

     This letter constitutes our opinion as to certain federal income tax issues related to the proposed establishment of a private foundation (the "Foundation") in connection with the proposed conversion (the "Conversion") of Cortland Savings Bank (the "Bank") from a federally chartered mutual savings bank to a federally chartered stock savings bank followed by the acquisition of the Bank's capital stock by CNY Financial Corporation (the "Company"), a Delaware corporation, pursuant to the Plan of Conversion (the "Plan").

     The opinions contained herein are based solely on the facts and circumstances stated herein and those described in the Prospectus of CNY Financial Corporation included in Amendment No. 1 to the Registration Statement on Form S-1, file no. 333-57259, as filed with the Securities and Exchange Commission on or about August 3, 1998. All Section references are to the Internal Revenue Code of 1986, as amended (the "Code") as in effect as of the date of this opinion.

                                 STATEMENT OF FACTS

     The Board of Trustees of the Bank has adopted a plan of conversion to convert from a mutual savings bank to a stock savings bank. In connection with the anticipated mutual-to-stock conversion, the Company has been formed. The primary initial activities of the Company will be ownership of its wholly-owned subsidiary, the Bank, and the investment of the net proceeds from the Conversion remaining in its hands after acquiring


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100% of the capital stock of the Bank including the funding of a loan to its
Employee Stock Ownership Plan.

     The Boards of the Company and the Bank wish to share part of the financial success of the Company and the Bank with the communities which the Bank serves. Therefore, the Board of the Company has decided that it would be appropriate to establish a private foundation completely dedicated to performing charitable causes within the Bank's market area. The Foundation will be incorporated under New York law as a not-for-profit corporation.

     The Foundation's Board of Directors will initially consist of three members, a majority of whom will be members of the Board of Directors or Officers of the Company, the Bank or an affiliate or subsidiary of the Company or the Bank.

     The Bank will contribute to the Foundation up to $100,000 in cash. The Company will donate to the Foundation, at or about the time of the consummation of the Conversion, an amount of its common stock equal to 2% of the common stock sold in the Conversion. The Foundation will pay an amount equal to the par value of the donated stock, which will be $0.01 per share, for an aggregate nominal consideration of from $1,041 to $1,620, depending upon the number of shares sold. Based upon the $10.00 per share initial offering price of the Company's common stock, the Foundation will thus own between $1,041,250 (at the minimum) and $1,620,062 (at the super-maximum) in shares of the common stock of the Company based on the original purchase price of $10.00 per share, or 1.96% of the issued and outstanding common stock of the Company.

                                SUMMARY OF OPINIONS

     Accordingly, based upon the facts and representations stated herein, it is the opinion of Serchuk & Zelermyer, LLP regarding the federal income tax effect of the planned establishment of the Foundation that:

1) The Foundation will qualify as an organization described in Sec. 501(c)(3) of the Code and will be a private foundation rather than a public charity.

2) The Company will be entitled to a charitable contribution deduction in the manner and to the extent provided in Section 170 of the Code for its contributions of stock to the Foundation.

3) The amount of the charitable contribution deduction will be the difference between the amount that the Foundation is required to pay the Company pursuant to Delaware law and the fair market value of the shares on the date of the contribution plus the initial funding of the Foundation, subject to the limitation imposed by Section 170(d)(2) of the Code as discussed below.


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4)   The purchase of the stock of the Company by the Foundation will not constitute an act of self-dealing.

     No opinion is expressed herein regarding whether or not the requirement imposed by regulatory authorities that the Common Stock of the Company owned by the Foundation must be voted in the same proportion as other shares of Common Stock outstanding could have an adverse effect on the qualification of the Foundation under Section 501(c)(3). Further, no opinion is expressed regarding the effect of any other regulatory restrictions which may be imposed on the Foundation.

                                 DETAILED ANALYSIS

CHARITABLE CONTRIBUTION DEDUCTION

     Subject to certain limitations, Section 170(a) of the Code provides for the deduction of contributions and gifts to or for the use of organizations described in Section 170(c) of the Code, payment of which is made within the taxable year. The Foundation will be a private foundation organized exclusively for charitable purposes. Contributions to the Foundation will be deductible as charitable contributions for federal income tax purposes.

     If a charitable contribution is made in property other than money, Treasury Regulation 1.170A-1(c) provides that the amount of the deduction is the fair market value of the property at the time of the contribution. The fair market value of the property is the price at which the property would change hands between a willing buyer and a willing seller.

     Section 1032 of the Code provides that no gain or loss is recognized to a corporation on the receipt of money or other property in exchange for stock (including treasury stock) of such corporation. Thus, no gain is recognized to the Company if it sells its stock at fair market value.

     Section 170(e) of the Code provides for a reduction in the amount of charitable contributions of property to private foundations. Treasury Regulation 1.170A-4(a) provides, in general, that the value of the contribution must be reduced by the amount of gain that would have been recognized if the property had been sold at its fair market value at the time of the contribution. Thus, the amount of deduction is generally limited to the taxpayer's basis in the property.

     Rev. Rule 75-348, 1975-2 C.B. 75, holds that a corporation that pledges to sell shares of its common stock at a specified price to a charitable organization is entitled to a charitable contribution deduction, in the taxable year the pledge is exercised, for the excess of the fair market value of the shares on the date of the exercise over the exercise price. The Revenue Ruling discussed the interplay of Section 1011(b), relating to bargain sales of property sold to a charitable organization, and Section 1032. The Ruling states


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that Section 1011(b) is not applicable because under Section 1032, no gain would be recognized. Accordingly, the contribution does not have to be reduced by the potential gain if the stock had been sold.

     Therefore, the Company will be entitled to a charitable contribution deduction in the manner and to the extent provided in Section 170 of the Code for its contribution of stock to the Foundation. Due to the provision of Section 1032, the reduction provisions found in Section 170(e) will not be applicable to the deduction that arises upon the contribution of the stock. The amount of the charitable contribution deduction will be the difference between the par value that the Foundation is required to pay the Company pursuant to Delaware law and the fair market value of the shares on the date of the contribution. Such amount should be the mean between the highest and lowest quoted selling price on that date less $.01 per share. For purposes of this letter, we assume that amount will be $9.99 per share. Section 170(b)(2) limits the charitable contribution deduction of a corporation for any taxable year to 10 percent of taxable income computed without the charitable contribution, certain special deduction, net operating loss carrybacks and capital loss carrybacks.

     Section 170(d)(2) of the Code allows the taxpayer to carry over the excess contribution to each of the five succeeding tax years. Any amount contributed in the succeeding years, plus the carry over amount, is subject to the 10 percent limitation. Accordingly, the Company has 6 years in which to use the charitable contribution in its consolidated Federal income tax returns.

SELF-DEALING

     Section 4941 of the Code imposes an excise tax on acts of self-dealing between a disqualified person and a private foundation. Generally, a disqualified person is someone who manages the foundation or who is considered a "substantial contributor" to the foundation. In addition, disqualified persons include family members, businesses, and other entities related to a foundation manager or a substantial contributor.

     Although disqualified persons may generally make gifts to private foundations, foundations are precluded from engaging in most other transactions with disqualified persons. It is immaterial that the foundation actually derives a benefit from the self-dealing transaction.

     Treasury Regulation 53.4941(d)-1(a) provides that an act of self-dealing does not include a transaction whereby the disqualified person status arises only as a result of the transaction. As an example, the regulations indicate that a transfer of property to a private foundation is not an act of self-dealing if the seller becomes a disqualified person only as a result of the seller becoming a substantial contributor as a result of the bargain element of the sale. Therefore, if the Company is not a disqualified person just prior to the transfer, the transfer will not be an act of self-dealing.


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     The opinions contained herein are rendered only with respect to the specific matters discussed herein and we express no opinion with respect to any other legal, federal, state or local tax aspect of these transaction. This opinion is not binding upon any tax authority including any court and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority.

     In rendering our opinions we are relying upon the relevant provisions of the Internal Revenue Code of 1986, as amended, and the regulations, judicial and administrative interpretations thereof, as of the date of this letter.

     However, all of the foregoing authorities are subject to change or modification which can be retroactive in effect and, therefore, could also affect our opinions. We undertake no responsibility to update our opinion for any subsequent change or modification.

     This opinion is given solely for your benefit and may not be relied upon by any other party or entity or referred to in any document without our express written consent. We consent to the inclusion of this opinion as an exhibit to Amendment No. 1 to the Registration Statement on Form S-1 referenced above as filed with the Securities and Exchange Commission.

                                             Very truly yours,

                                             /s/ Serchuk & Zelermyer, LLP

                                             SERCHUK & ZELERMYER, LLP


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